Exhibit 99.1

GRAVITY Co., Ltd.
Non-Consolidated Financial Statements
December 31, 2007 and 2006

GRAVITY Co., Ltd.
Index
December 31, 2007 and 2006

Page(s)

Report of Independent Auditors	1 ~ 2

Non-consolidated Financial Statements

Balance Sheets	3 ~ 4

Statements of Operations	5

Statements of Disposition of Accumulated Deficit	6

Statement of Changes in Shareholders’ Equity	7

Statements of Cash Flows	8 ~ 9

Notes to Non-consolidated Financial Statements	10 ~ 43

Report of Independent Accountants’ Review of Internal Accounting Control System	44 ~ 45

Internal Accounting Control Officer’s Report on the Operations of the Internal Accounting Control System	46

www.samil.com Kukje Center Building 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600) A member firm of
Report of Independent Auditors
To the Shareholders and Board of Directors of
GRAVITY Co., Ltd.
We have audited the accompanying non-consolidated balance sheets of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2007 and 2006, and the related non-consolidated statements of operations, disposition of accumulated deficit and cash flows for the years ended December 31, 2007 and 2006, and the statement of changes in shareholders’ equity for the year ended December 31, 2007, expressed in Korean Won. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in conformity with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the non-consolidated financial statements referred to above present fairly, in all material respects, the financial position of GRAVITY Co., Ltd. as of December 31, 2007 and 2006, and the results of its operations, the changes in its accumulated deficit and its cash flows for the years ended December 31, 2007 and 2006, and the changes in shareholders’ equity for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Accounting principles and auditing standards and their application in practice vary among countries. The accompanying non-consolidated financial statements are not intended to present the financial position, results of operations, changes in accumulated deficit, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying non-consolidated financial statements are for use by those who are informed about Korean accounting principles or auditing standards and their application in practice.

Seoul, Korea
March 12, 2008

This report is effective as of March 12, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2007 and 2006
(in thousands of Korean Won)

	2007		2006

Assets
Current assets
Cash and cash equivalents (Notes 3, 16)	₩	45,791,725	₩	31,872,477
Short-term financial instruments (Note 3)		6,539,121		45,700,000
Trade accounts receivable, net (Notes 16, 24)		3,938,788		1,560,559
Other accounts receivable, net (Note 16)		343,715		1,249,675
Advance payments (Note 10, 24)		2,066,907		893,309
Prepaid income taxes		1,330,561		1,215,753
Other current assets (Note 4)		1,190,728		1,384,301

Total current assets		61,201,545		83,876,074
Equity method investments (Note 5)		12,526,527		8,326,501
Available-for-sale securities (Note 6)		677,685		10,753,372
Long-term loans receivable, net (Notes 7, 16, 24)		1,240,598		906,926
Guarantee deposits		2,177,855		2,639,355
Property and equipment, net (Notes 8, 9)		4,246,307		5,219,076
Intangible assets (Note 11)		12,310,768		7,866,352
Other non-current assets		967,406		1,495,733

Total assets	₩	95,348,691	₩	121,083,389

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable (Note 16)	₩	4,422,899	₩	4,804,104
Deferred income (Note 24)		3,134,229		5,753,474
Withholdings		221,075		164,444
Advances received		31,172		48,379
Income tax payable		233,389		162,483
Leasehold deposit received		40,920		65,000

Total current liabilities		8,083,684		10,997,884
Long-term deferred income (Note 24)		10,147,865		6,111,420
Accrued severance benefits, net (Note 12)		224,774		124,169
Asset retirement obligation (Note 8)		99,000		—

Total liabilities		18,555,323		17,233,473

Commitments and contingencies (Note 13)
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Balance Sheets
December 31, 2007 and 2006
(in thousands of Korean Won)

	2007		2006

Shareholders’ equity
Capital stock (Notes 1, 17)
Common stock		3,474,450		3,474,450
Capital surplus
Paid in capital in excess of par value (Note 17)		73,255,073		73,255,073
Other capital surplus (Note 18)		596,508		—
Capital adjustments
Stock options (Note 18)		1,597,604		2,016,182
Accumulated other comprehensive income and expense (Note 21)
Unrealized loss on available-for-sale securities (Note 6)		(1,120)		(1,120)
Net accumulated comprehensive income of equity method investees (Note 5)		205,973		7,761
Net accumulated comprehensive expense of equity method investees (Note 5)		(258,444)		(384,727)
(Accumulated deficit) Retained earnings
(Undisposed accumulated deficit) Unappropriated retained earnings		(2,076,676)		25,482,297

Total shareholders’ equity		76,793,368		103,849,916

Total liabilities and shareholders’ equity	₩	95,348,691	₩	121,083,389

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Operations
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won, except per share data)

	2007		2006

Revenues (Notes 13, 24)	₩	33,685,656	₩	34,687,370

Cost of sales (Note 24)		13,745,645		11,977,827

Gross profit		19,940,011		22,709,543

Selling and administrative expenses (Notes 19, 24)		29,960,393		32,622,630

Operating loss		(10,020,382)		(9,913,087)

Non-operating income
Interest income (Note 24)		3,150,414		3,131,453
Gain on foreign exchange transactions		374,325		160,480
Gain on foreign exchange translation (Note 16)		56,868		56,020
Gain on foreign currency forward contract transactions		—		156,250
Gain on valuation of equity method investments (Note 5)		2,074,016		569,600
Gain on disposal of investment in real property (Note 8)		—		1,081,346
Receipts from former chairman (Note 14)		—		4,947,492
Other income		174,162		766,478

		5,829,785		10,869,119

Non-operating expenses
Interest expense		72,765		14,351
Other bad debt expense (Note 24)		185,000		1,138,429
Loss on foreign exchange transactions		141,005		465,824
Loss on foreign exchange translation (Note 16)		13,673		576,736
Loss on valuation of equity method investments (Note 5)		3,081,868		3,570,538
Loss on disposal of equity method investments (Note 5)		2,264,419		—
Loss on impairment of available-for-sale securities (Note 6)		10,075,687		—
Loss on disposal of property and equipment		58,238		29,341
Loss on impairment of property and equipment (Note 8)		—		675,000
Loss on impairment of intangible assets (Note 11)		—		1,487,985
Settlement cost of class action litigation (Note 13)		4,619,000		—
Other losses		1,495		186,470

		20,513,150		8,144,674

Loss before income taxes		(24,703,747)		(7,188,642)

Income tax expense (Note 15)		2,855,226		11,189,503

Net loss	₩	(27,558,973)	₩	(18,378,145)

Basic loss per share (Note 22)	₩	(3,966)	₩	(2,645)
The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Disposition of Accumulated Deficit
Years Ended December 31, 2007 and 2006
(Date of disposition(appropriation) : March 28, 2008 and March 22, 2007 for the years ended December 31, 2007 and 2006, respectively)
(in thousands of Korean Won)

	2007		2006

(Accumulated deficit before disposition) Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	₩	25,482,297	₩	43,860,442
Net loss		(27,558,973)		(18,378,145)

		(2,076,676)		25,482,297
Disposition		—		—

(Undisposed Accumulated deficit) Unappropriated retained earnings carried forward to subsequent year	₩	(2,076,676)	₩	25,482,297

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statement of Changes in Shareholders’ Equity
Year Ended December 31, 2007
(in thousands of Korean Won)

							Accumulated
							Other	Retained
							comprehensive	Earnings
	Capital		Capital		Capital		Income and	(Accumulated
	Stock		Surplus		Adjustment		expense	Deficit)	Total

Balances as of January 1, 2007	₩	3,474,450	₩	73,255,073	₩	2,016,182	₩ (378,086)	₩ 25,482,298	₩	103,849,917
Net loss		—		—		—	—	(27,558,973)		(27,558,973)
Stock-based compensation expenses (Note 18)		—		—		177,930	—	—		177,930
Reclassification of forfeited stock options (Note 18)		—		596,508		(596,508)	—	—		—
Changes in equity method investees with net accumulated comprehensive income (Note 5)		—		—		—	198,212	—		198,212
Changes in equity method investees with net accumulated comprehensive expense (Note 5)		—		—		—	126,283	—		126,283

Balances as of December 31, 2007	₩	3,474,450	₩	73,851,581	₩	1,597,604	₩ (53,591)	₩ (2,076,675)	₩	76,793,369

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won)

	2007		2006

Cash flows from operating activities
Net loss	₩	(27,558,973)	₩	(18,378,145)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities
Provision for severance benefits		100,605		99,712
Depreciation		2,748,637		3,093,007
Amortization of intangible assets		2,294,798		2,269,521
Loss on foreign exchange translation		13,214		117,357
Loss on valuation of equity method investments		3,081,868		3,570,538
Loss on disposal of equity method investments		2,264,419		—
Loss on impairment of available-for-sale securities		10,075,688		—
Bad debt expense		220,927		1,260,839
Loss on disposal of property and equipment		58,238		29,341
Loss on impairment of property and equipment		—		675,000
Loss on impairment of intangible assets		—		1,487,985
Stock-based compensation expense		177,930		383,665
Gain on foreign exchange translation		(29,062)		(51,346)
Gain on valuation of equity method investments		(2,074,016)		(569,600)
Reversal of allowance for doubtful accounts		(17,774)		—
Gain on disposal of property and equipment		(2,452)		(9,280)
Gain on disposal of investment in real property		—		(1,081,346)
Gain on disposal of other investment asset		(26,000)		—

Changes in
Trade accounts receivable		(2,393,795)		2,611,471
Other accounts receivable		826,234		3,583,993
Advances payments		(1,560,134)		(418,459)
Prepaid income taxes		(114,809)		(382,052)
Tax refund receivable		(5,345)		(132,051)
Current deferred income tax assets		—		1,831,495
Long-term prepaid expenses		(46,108)		—
Non-current deferred income tax assets		—		5,982,079
Accounts payable		(199,867)		(6,391,250)
Advance received		(17,206)		(295,822)
Withholdings		56,631		(1,002,277)
Deferred revenue		(3,769,608)		894,134
Income tax payables		70,906		(531,463)
Long-term deferred revenue		5,186,809		2,899,764
Other current assets		84,547		193,565

Net cash (used in) provided by operating activities		(10,553,698)		1,740,375

GRAVITY Co., Ltd.
Statements of Cash Flows
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won)

	2007		2006

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		39,160,879		14,110,519
Redemption of short-term loans receivables		62,500		51,611
Proceeds from disposal of equity method investments		68,421		—
Redemption of long-term loans receivable		21,389		—
Proceeds from disposal of investment in real properties		—		9,180,483
Proceeds from disposal of property and equipment		109,216		358,464
Decrease in guarantee deposits		461,500		62,253
Decrease in other noncurrent assets		519,700		—
Payment for short-term loans receivable		(71,111)		(89,667)
Acquisition of equity method investments		(7,037,781)		(2,214,059)
Acquisition of available-for-sale securities		—		(9,885,492)
Payment for long-term loans receivable		(744,139)		(2,474,843)
Acquisition of property and equipment		(1,841,870)		(1,559,281)
Acquisition of intangible assets		(6,352,678)		(2,186,949)
Others		76,000		(19,699)

Net cash provided by investing activities		24,432,026		5,333,340

Cash flows from financing activities
Increase in leasehold deposit received		40,920		—

Net increase in cash and cash equivalents		13,919,248		7,073,715

Cash and cash equivalents (Note 23)
Beginning of year		31,872,477		24,798,762

End of year	₩	45,791,725	₩	31,872,477

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
1.	The Company

GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business principally in the Republic of Korea and other countries in Asia, United States and Europe.

The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “RAGNAROK”, a massive multi-player online role-playing game, was commercially launched in August 2002.

The Company founded Gravity Interactive, Inc. (“Interactive”), a wholly owned US-based subsidiary and acquired 100% of the voting shares of Gravity Entertainment Corp., a Japanese subsidiary. In 2005, the Company acquired 96.11% of the voting shares of NeoCyon, Inc. and in 2006 the Company founded Gravity EU SASU, a wholly owned Europe-based subsidiary.

In October 2007, the Company founded Gravity RUS Co., Ltd., a Russia-based subsidiary, and acquired 99.99% of the voting shares, and it disposed of 100% of the voting shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. in December 2007. In May 2007, the Company founded Gravity Middle East & Africa FZ-LLC, a wholly owned Dubai-based subsidiary. In addition, Gravity Interactive, Inc. founded L5 Games Inc., as a wholly owned subsidiary, in November 2007.

On February 8, 2005, in an initial public offering, the Company registered 8,000,000 shares of American Depository Shares (“ADS”) on the NASDAQ in the United States of America. Of the total shares registered, the Company sold 5,600,000 shares ADSs, and the existing shareholders sold 2,400,000 ADSs. Four ADS are equivalent to one common share.

As of December 31, 2007, the total paid-in capital amounts to ₩3,474,450 thousand.

The Company’s major shareholders and their respective percentage of ownership as of December 31, 2007 are as follows:

		Percentage of
	Number of shares	ownership (%)

Son Asset Management, LLC	3,640,619	52.39
Ramius Capital Group, LLC	683,895	9.84
Moon Capital Management LP	591,937	8.52
LaGrange Capital Administration, LLC	483,193	6.95
Government of Singapore Investment Corporation Pte Ltd.	321,733	4.63
Others	1,227,523	17.67

	6,948,900	100.00

On November 20, 2007, Son Asset Management, LLC became a principal shareholder by acquiring 52.39% of the voting shares from EZER, INC., the former principal shareholder, and has been exercising exclusive ownership and voting rights over the Company until the end of 2007. Subsequently on February 13, 2008, Son Asset Management, LLC. disposed of 52.39% of the voting shares to Heartis Inc., resulting in a change of principal shareholder.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
2.	Summary of Significant Accounting Policies

Basis of Presentation
The Company maintains its accounting records in Korean Won and prepares statutory financial statements in the Korean language (Hangul) in conformity with the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these non-consolidated financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, reformatted and translated into English from the Korean language financial statements.

The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements. These policies have been consistently applied to all the years presented, unless otherwise stated.

In 2007, the Company adopted the following new Statements of Korean Financial Accounting Standards (SKFAS) issued by the Korea Accounting Standards Board:
•	SKFAS No. 21, Preparation and Presentation of Financial Statements

•	SKFAS No. 22, Share-Based Compensation

•	SKFAS No. 23, Earnings Per Share

In accordance with SKFAS No. 21, Preparation and Presentation of Financial Statements I, the Company’s financial statements include the statement of changes in shareholders’ equity. The Company classified its capital adjustments account into capital adjustments and accumulated other comprehensive income and expense, and also disclosed the details of its comprehensive income in the notes to the financial statements. In addition, the Company disclosed its earnings per share on the face of its statements of operations. However, the statement of changes in shareholders’ equity is not presented comparatively as allowed under SKFAS No. 21.

Certain prior year accounts, presented herein for comparative purposes, have been reclassified to conform to current year’s financial statement presentation. Such reclassification does not impact the net loss or net assets reported in the prior year.

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Revenue Recognition Prepaid online game subscriptions are recognized as revenue upon their actual usage.

The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fee and guaranteed minimum royalty payments. The prepaid license fee revenues are deferred and recognized ratably over the license period. The guaranteed minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives a royalty payment based on a specified percentage of the licensees’ sales. These royalties, that exceed the guaranteed minimum royalty, are recognized on a monthly basis, as the related revenues are earned by the licensees. Revenue from mobile and other sales is recognized when goods are trasferred or service is provided completely.

Interest income is recognized using the effective interest method. Dividend income is recognized when the rights to receive such dividends and amounts thereof are determined.

Cash and Cash Equivalents
Cash and cash equivalents include cash in banks, and financial instruments with maturity of three months or less at the time of purchase. These financial instruments are readily convertible into cash without significant transaction costs and bear low risks from changes in value due to interest rate fluctuations.

Allowance for Doubtful Accounts
The Company provides an allowance for doubtful accounts and notes receivable. Allowances are calculated based on the estimates made through a reasonable and objective method.

Inventories
The quantities of inventories are determined using the perpetual method and periodic inventory count, while the costs of inventories are determined using the weighted average method. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. If, however, the circumstances which caused the valuation loss cease to exist, the valuation loss is reversed up to the original carrying amount before valuation. The aforementioned reversal is deducted from cost of sales.

Investments in Securities
Costs of securities are determined using the weighted average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity method of accounting. Trading securities are classified as current assets while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as current assets.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable. Non-marketable debt securities are carried at a value using the present value of future cash flows, discounted at a reasonable interest rate determined by considering the credit ratings provided by independent credit rating agencies.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses of available-for-sale securities are recognized in the statements of operations.

Equity Method Investments
Investees over which the Company can exercise significant influence should reflect any changes in equity after the initial purchase date. Under the equity method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. All other changes in equity should be accounted for under other comprehensive income and expense.

The Company discontinues the equity method of accounting for investments in equity method investees when the Company’s share in the accumulated losses of the investees equals the costs of the investments and until the subsequent cumulative changes in its proportionate net income of the investees equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.

Differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee are amortized over a reasonable period and the amortization is charged as an investment.

Unrealized gains (losses) arising from sales between the Company and its equity method investees is eliminated up to the extent of the Company’s ownership. Unrealized gains (losses) arising from sales between the Company and its subsidiaries is fully eliminated.

Foreign currency financial statements of equity method investees are translated into Korean won using the exchange rates in effect as of the balance sheet date for assets and liabilities, and annual average exchange rates for income and expenses. Any resulting translation gain or loss is included under the other comprehensive income and expense account, a component of shareholders’ equity.

Property and Equipment, and Related Depreciation
Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the straight-line method and following estimated useful lives:

Estimated Useful Lives

Computers and other equipment	4 years
Vehicles	4 years
Furniture and fixtures	4 years
Leasehold improvements	2 years

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

Expenditures incurred after the acquisition or completion of assets are capitalized if they enhance the value of the related assets over their recently appraised value or extend the useful life of the related assets. Routine maintenance and repairs are charged to expense as incurred.

Leases
An operating lease is a lease that does not transfer substantially all the risks and rewards incidental to ownership of an asset. The annual minimum lease payments, less guaranteed residual value, are charged to expense on a regular basis over the lease term.

Intangible Assets Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use.

Intangible assets are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the following estimated useful lives of the asset.

Estimated Useful Lives

Development costs	3 years
Software	3 years
Other intangible assets	3 years

Ordinary research and development costs are expensed as incurred. Development costs and acquisition costs for rights to distribute online games directly relating to a new technology or new products with probable future benefits are capitalized as intangible assets. Amortization of development costs is computed using the straight-line method over three years from the commencement of the commercial production of the related products or use of the related technology. Such costs are subject to periodic review of their recoverability. In the event that such amounts are determined to be not recoverable, they are either written down or written off from the accounts.

Impairment of Assets
When the book value of an asset is significantly greater than its recoverable value due to obsolescence, physical damage or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and is recognized as an asset impairment loss for the period. When the recoverable value subsequently exceeds the book value, the impairment amount is recognized as gain for the period to the extent that the revised book value does not exceed the book value that would have been recorded without the impairment. Reversal of impairment of goodwill is not allowed.

Derivatives
All derivative instruments are accounted for at their fair value according to the rights and obligations associated with the derivative contracts. The resulting changes in fair value of derivative instruments are recognized either under the statements of operations or shareholders’ equity, depending on whether the derivative instruments qualify as a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument purchased with the purpose of hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment that is attributable to a particular risk. The resulting changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized under the shareholders’ equity under accumulated other comprehensive income and expense.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

Income Tax and Deferred Income Tax
Income tax expense includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the shareholders’ equity are directly reflected in the shareholders’ equity.

The balance sheet distinguishes the current and non-current portions of the deferred tax assets and liabilities, whose balances are offset against each other.

Retirement Pension With regards to the defined contribution pension plan, the Company recognizes as an expense the severance benefits provided for in the period.

Accrued Severance Benefits
Employees and directors, who are not participating in the pension plan, but with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Provisions and Contingent Liabilities
When there is a probability that an outflow of economic benefits will occur due to a present obligation resulting from a past event, and whose amount is reasonably estimable, a corresponding amount of provision is recognized in the financial statements. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

Translation of Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the rates of exchange in effect at the balance sheet date, and the resulting translation gains and losses are recognized in current operations.

Share-based Payments The Company accounts for stock options granted after December 31, 2006, in compliance with SKFAS No. 22, Share-Based Compensation.

For stock options granted to its employees and directors before 2007, the Company used the fair-value method in determining compensation costs which are accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity as capital adjustments.

In case of equity-settled share-based payment, the fair value of the goods or employee services received in exchange for the grant of the options is recognized as an expense and a capital adjustment. If the fair value of goods or employee services cannot be estimated reliably, the fair value is estimated based on the fair value of the equity granted.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

For cash-settled share-based payment, the fair value of the obligation the Company will assume is determined by the fair value of the goods or employee services received in exchange for the grant of the options. Until the liability is settled, the Company is required to measure the fair value at balance sheet date and at settlement date. The change in fair value is recognized as an expense.

Share-based payment transactions with an option for the parties to choose between cash and equity settlement are accounted for based on the substance of the transaction.

Approval of Financial Statements The Company’s non-consolidated December 31, 2007 financial statements were approved by the Board of Directors on March 12, 2008.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
3.	Cash and Cash Equivalents, and Short-Term Financial Instruments

Cash and cash equivalents, and short-term financial instruments as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

		Annual
		Interest
	Bank	Rate (%)	2007		2006
Cash and cash equivalents
Deposits on demand	Citibank and others	0.1~4.5	₩	4,169,788	₩	1,499
Foreign currency	Kookmin Bank and others	0.17~1.43		4,379,907		17,031,091
Deposits	Kookmin Bank and others	5.5~6.3		37,000,000		1,000,000
MMDA	Hana Bank and others	0.1~1.45		242,030		9,853,459
CMA	Hana Daetoo Securities Co., Ltd.	N/A		—		3,986,428

			₩	45,791,725	₩	31,872,477

Short-term financial instruments
Time deposits	Korea Exchange Bank and others	5.01~5.8	₩	6,539,121	₩	45,700,000

4.	Other Current Assets

Other current assets as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

	2007		2006
Accrued income (Note 24)	₩	250,094	₩	487,777
Tax refund receivable		444,544		439,199
Prepaid expenses		388,056		401,787
Short-term loans receivable (Note 7)		63,333		38,056
Inventories		44,701		17,482

	₩	1,190,728	₩	1,384,301

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
5.	Equity Method Investments

Equity method investments as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

		2007						2006
	Percentage of	Acqusition		Net asset				Acqusition		Net asset
Investees	ownership(%)	cost		value		Book value		cost		value		Book value

Gravity Interactive, Inc.[1]	100.00	₩	4,636,784	₩	4,846,888	₩	4,839,637	₩	49,784	₩	866,734	₩	861,355
Gravity Entertainment Corp.	100.00		1,763,994		364,883		364,883		1,763,994		308,926		308,926
Gravity CIS Co., Ltd.[2]	—		—		—		—		19,300		—		—
Gravity EU SASU	100.00		2,194,760		1,092,828		1,092,828		2,194,760		2,084,616		2,084,616
Gravity Middle East & Africa FZ-LLC[3]	100.00		1,979,640		1,936,010		1,936,010		—		—		—
Gravity RUS Co., Ltd.[4]	99.99		471,141		451,490		451,490		—		—		—
TriggerSoft Corp.[5]	—		—		—		—		1,626,737		—		294,553
NeoCyon, Inc.	96.11		7,715,763		2,060,876		3,841,679		7,715,763		1,068,364		4,777,051

Total		₩	18,762,082	₩	10,752,975	₩	12,526,527	₩	13,370,338	₩	4,328,640	₩	8,326,501

[1]	On November 30, 2007, the Company subscribed to common shares amounting to $5,000,000.

[2]	On December 12, 2007, the Company sold all shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd.

[3]	On May 7, 2007, the Company founded a wholly owned Middle East & Africa-based subsidiary in the United Arab Emirates.

[4]	On October 2, 2007, the Company founded a Russia-based subsidiary and acquired 99.99% of the voting shares of the subsidiary.

[5]	On October 10, 2007, the liquidation of TriggerSoft Corp. was completed.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

Details of changes in the differences between the initial purchase price and the Company’s initial proportionate ownership in the net book value of the investee for the years ended December 31, 2007 and 2006 are as follows:

(in thousands of Korean Won)

	2007
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	₩	4,096,814	₩	—	₩	1,927,887	₩	2,168,927

(in thousands of Korean Won)

	2006
Investee	Beginning		Increase		Amortization		Ending

NeoCyon, Inc.	₩	6,806,272	₩	—	₩	2,709,458	₩	4,096,814

Differences between cost of investment and underlying book value incurred in 2005 consist of intangible assets and goodwill. Amortization is computed using the straight-line method over three and five years for intangible assets and goodwill, respectively, and recorded as loss from equity method investments.

Details of the elimination of unrealized gain or loss arising from inter-company transactions with equity method investee are as follows:
(in thousands of Korean Won)

	2007		2006

Gravity Interactive, Inc.
Inventories	₩	7,251	₩	—
Property and equipment		—		5,830

	₩	7,251	₩	5,830

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Changes in investments in subsidiaries and affiliates accounted for using the equity method for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007
			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain/Loss		Equity		Ending

Gravity Interactive, Inc.	₩	861,355	₩	4,587,000	₩	(714,773)	₩	106,055	₩	4,839,637
Gravity Entertainment Corp.		308,926		—		35,729		20,228		364,883
Gravity CIS Co., Ltd.[1]		—		—		(199,161)		—		—
Gravity EU SASU		2,084,616		—		(1,160,497)		168,709		1,092,828
Gravity Middle East & Africa FZ-LLC		—		1,979,640		(55,499)		11,869		1,936,010
Gravity RUS Co., Ltd.		—		450,421		(16,565)		17,634		451,490
TriggerSoft Corp.[2]		294,553		(2,332,840)		2,038,287		—		—
NeoCyon, Inc.		4,777,051		—		(935,372)		—		3,841,679

Total	₩	8,326,501	₩	4,684,221	₩	(1,007,851)	₩	324,495	₩	12,526,527

[1]
With respect to Gravity CIS Co., Ltd., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ₩199,161 thousand was recorded as bad debt related to long-term loans receivable due from Gravity CIS Co., Ltd. In addition, on December 12, 2007, the Company sold all shares of Gravity CIS Co., Ltd. to Gravity RUS Co., Ltd. and recorded a gain of ₩20,720 thousand on the sale.

[2]
Upon the completion of liquidation of TriggerSoft Corp. in 2007, the Company received liquidation dividend amounting to ₩68,421 thousand and the remaining balance of ₩2,264,419 thousand was recorded as loss on disposal of equity method investments.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won)

	2006
			Acquisition		Valuation		Changes in
Investees	Beginning		(Disposal)		Gain/Loss		Equity		Ending

Gravity Interactive, Inc.	₩	659,498	₩	—	₩	275,047	₩	(73,190)	₩	861,355
Gravity Entertainment Corp.		570,505		—		(219,756)		(41,823)		308,926
Gravity CIS Co., Ltd.[1]		—		19,300		(535,107)		—		—
Gravity EU SASU		—		2,194,760		(117,905)		7,761		2,084,616
TriggerSoft Corp.[2]		—		—		294,553		—		294,553
NeoCyon, Inc.		7,474,822		—		(2,697,771)		—		4,777,051

Total	₩	8,704,825	₩	2,214,060	₩	(3,000,939)	₩	(107,252)	₩	8,326,501

[1]
With respect to Gravity CIS Co., Ltd., the book value of this equity method investment became negative after reflecting the loss from equity method investment. The amount of ₩515,807 thousand was recorded as bad debt related to long-term loans receivable due from Gravity CIS Co., Ltd.

[2]	With respect to TriggerSoft Corp., the Company recorded ₩1,138,429 thousand as bad debt allowance for long-term loans receivable and reversed this expense into a gain from equity method investment.
Changes in accumulated other comprehensive income and expense from equity method investments are as follows:
(in thousands of Korean Won)

	2007
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.	₩	(139,927)	₩	—	₩	106,055	₩	(33,872)
Gravity Entertainment Corp.		(244,800)		—		20,228		(224,572)
Gravity CIS Co., Ltd.[1]		—		—		—		—
Gravity EU SASU		7,761		168,709		—		176,470
Gravity Middle East & Asia FZ-LLC		—		11,869		—		11,869
Gravity RUS Co., Ltd.		—		17,634		—		17,634

Total	₩	(376,966)	₩	198,212	₩	126,283	₩	(52,471)

[1]	The Company has not recognized a loss of ₩125,804 thousand as accumulated other comprehensive income and expense as the book value of investment became nil.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won)

	2006
Investees	Beginning		Increase		Decrease		Ending

Gravity Interactive, Inc.[1]	₩	(48,385)	₩	—	₩	(91,542)	₩	(139,927)
Gravity Entertainment Corp.		(202,977)		—		(41,823)		(244,800)
Gravity CIS Co., Ltd.[2]		—		—		—		—
Gravity EU SASU		—		7,761		—		7,761

Total	₩	(251,362)	₩	7,761	₩	(133,365)	₩	(376,966)

[1]
The Company recognized the deferred tax asset of ₩18,352 thousand, which was directly added to the shareholders’ equity in 2005, as increase in changes in equity method investees with net accumulated comprehensive expense since the deferred tax asset was not expected to be realized as of December 31, 2006.

[2]	The Company has not recognized a loss of ₩25,396 thousand as accumulated other comprehensive income and expense as the book value of investment became nil.

Use of Unaudited Financial Statements
The unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2007 and 2006 were used in the valuation of the said equity investments. The Company believes that any difference between the audited and unaudited financial statements will not be material.

Summary of financial information of major equity method investees are as follows:
(in thousands of Korean Won)

	2007
Investees	Assets		Liabilities		Revenue		Net income

Gravity Interactive, Inc.	₩	5,381,276	₩	534,388	₩	2,614,323	₩	(712,902)
Gravity Entertainment Corp.		831,124		466,241		29,959		35,729
Gravity EU SASU		1,423,736		330,908		181,092		(1,160,497)
Gravity Middle East & Asia FZ-LLC		1,962,958		26,948		—		(55,499)
Gravity RUS Co., Ltd.		472,806		21,295		—		(16,582)
NeoCyon, Inc.		3,986,359		1,842,070		5,485,758		1,032,684
(in thousands of Korean Won)

	2006
Investees	Assets		Liabilities		Revenue		Net income

Gravity Interactive, Inc.	₩	1,130,688	₩	263,955	₩	2,828,386	₩	258,644
Gravity Entertainment Corp.		741,011		432,084		22,813		(219,756)
Gravity CIS Co., Ltd.		646,626		1,719,287		6,334		(930,072)
Gravity EU SASU		2,139,169		54,553		—		(117,905)
TriggerSoft Corp.		290,714		2,192,436		298,004		(957,318)
NeoCyon, Inc.		2,448,132		1,336,527		3,849,384		369,755

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
6.	Available-For-Sale securities

Available-for-sale securities of the Company as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

	2007
	Acquisition		Market Value or
	Cost		Net Asset Value		Book Value

Non-marketable available-for-sale	₩	2,114,364	₩	597,231	₩	657,365
Government bonds		21,440		20,320		20,320

Total	₩	2,135,804	₩	617,551	₩	677,685

(in thousands of Korean Won)

	2006
	Acquisition		Market Value or
	Cost		Net Asset Value		Book Value

Non-marketable available-for-sale	₩	10,733,052	₩	2,951,550	₩	10,733,052
Government bonds		21,440		20,320		20,320

Total	₩	10,754,492	₩	2,971,870	₩	10,753,372

Non-marketable available-for-sale securities of the Company as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

		Percentage of	2007
	Number	ownership	Acqusition		Net asset
	of shares	(%)	cost		value		Book value

Online Game Revolution
Fund No.1	—	15.15	₩	2,114,364	₩	597,231	₩	657,365
Perpetual Entertainment, Inc.	19,226,661	16.76		8,618,688		—		—

Total			₩	10,733,052	₩	597,231	₩	657,365

(in thousands of Korean Won)

		Percentage of	2006
	Number	ownership	Acqusition		Net asset
	of shares	(%)	cost		value		Book value

Online Game Revolution Fund No.1	—	13.89	₩	2,114,364	₩	1,710,451	₩	2,114,364
Perpetual Entertainment, Inc.	19,226,661	16.76		8,618,688		1,241,099		8,618,688

Total			₩	10,733,052	₩	2,951,550	₩	10,733,052

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006

The Company has invested ¥250,000,000 in “Online Game Revolution Fund No.1” as of the end of 2006 and classified the investment as available-for-sale securities. However, the Company recognized ₩1,457,000 thousand, the difference between the realizable value and the carrying value of the investment amount, as a loss on impairment of available-for-securities due to the poor performance of the Shin Sangokumusou BB (Dynasty Warriors BB) project, a major component of the “Online Game Revolution Fund No.1,” and uncertainty in the realizability of any value from this investment.

On May 12, 2006, the Company entered into an agreement to invest in Perpetual Entertainment, Inc. (“Perpetual”), a game development company in the United States, and acquired Series D preferred stock amounting to US$9,000,000. Perpetual Entertainment, Inc. has been in the process of liquidation since October 2007 due to its poor financial condition from developing the games ‘Gods & Heroes’ and ‘Star Trek Online.’ Therefore, the Company determined that the investment amount will not be recoverable and recognized the total related amount of ₩8,618,688 thousand as a loss on impairment of available-for-securities in 2007.

7.	Short-Term and Long-Term Loans Receivable

Short-term and long-term loans receivable of the Company as of December 31, 2007 and 2006 consist of the following:
(in thousands of Korean Won)

	Annual
	Interest Rate
	(%)	2007		2006

Loans for employee housing	2.0~3.0	₩	142,500	₩	66,389
Loans to TriggerSoft Corp., net of allowance of ₩1,990,000 thousand in 2006.[1]	—		—		—
Loans to Gravity CIS Co., Ltd., net of allowance of ₩714,969 thousand (2006 : ₩515,807 thousand)	4.9		1,161,431		878,593

			1,303,931		944,982
Less : Short-term portion	—		63,333		38,056

Long-term loans receivable		₩	1,240,598	₩	906,926

[1]	The loan amount of ₩2,157,226 thousand related to TriggerSoft Corp. was written-off in 2007.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
8.	Property and Equipment

Changes in property and equipment as of December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007
	Computer						Leasehold
	and other				Furniture		improve-
	Equipment		Vehicles		and fixtures		ments		Total

Beginning	₩	4,191,243	₩	159,504	₩	623,904	₩	244,425	₩	5,219,076
Acquisition [1]		1,754,415		43,009		38,646		104,800		1,940,870
Disposal and retirement		(60,916)		(75,836)		(28,250)		—		(165,002)
Depreciation		(2,126,175)		(62,726)		(221,369)		(338,367)		(2,748,637)

Ending	₩	3,758,567	₩	63,951	₩	412,931	₩	10,858	₩	4,246,307

Acquisition cost	₩	11,061,812	₩	195,420	₩	864,331	₩	614,600	₩	12,736,163
Accumulated depreciation		(7,303,245)		(131,469)		(451,400)		(603,742)		(8,489,856)

[1]	In 2007, the Company recognized the estimated amount of ₩99,000 thousand as an acquisition cost, which is to be used for restoration in relation to leasehold improvements.
(in thousands of Korean Won)

	2006
	Computer						Leasehold
	and other				Furniture		improve-
	Equipment		Vehicles		and fixtures		ments		Total

Beginning	₩	6,042,359	₩	252,917	₩	1,153,759	₩	407,292	₩	7,856,327
Acquisition		1,411,896		—		62,585		84,800		1,559,281
Disposal and retirement		(30,505)		(7,287)		(340,733)		—		(378,525)
Depreciation		(2,507,507)		(86,126)		(251,707)		(247,667)		(3,093,007)
Impairment		(675,000)		—		—		—		(675,000)
Transfer		(50,000)		—		—		—		(50,000)

Ending	₩	4,191,243	₩	159,504	₩	623,904	₩	244,425	₩	5,219,076

Acquisition cost	₩	9,619,135	₩	317,872	₩	891,384	₩	509,800	₩	11,338,191
Accumulated depreciation		(5,427,892)		(158,368)		(267,480)		(265,375)		(6,119,115)
On May 26, 2006, the Company sold its land and building to Yaho Communication Corp which it reclassified as investment in real properties in 2005 and recognized ₩1,081,346 thousand as a gain on disposal of investment in real properties.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Impairment of Property and Equipment
The Company recognized the difference between the realizable value and the carrying value of a certain equipment as an impairment loss. The carrying value balance after the impairment is reclassified as other investment assets. The Company disposed of this equipment in 2007 and a gain on sale amounting to ₩26,000 thousand was recognized in current operations.
9.	Insurance
Property and equipment covered by insurance policies as of December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

			Amount Insured
Properties	Insurance Company	Type of Insurance	2007		2006

Buildings	Meritz Fire & Marine Insurance Co., Ltd.[1]	Fire Insurance	₩	12,463,000	₩	18,225,000
Furniture and fixtures	Meritz Fire & Marine Insurance Co., Ltd.	Fire Insurance		8,326,439		3,500,000
All the vehicles not included in the table above are insured under liability insurance and comprehensive insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. In addition, the Company carries directors and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

[1]	The Company carries fire insurance with Meritz Fire & Marine Insurance Co., Ltd. for the main office which the Company leases from Meritz Fire & Marine Insurance Co., Ltd.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
10.	Operating Lease
The Company has entered into a lease agreement with Meritz Fire & Marine Insurance Co., Ltd. Guarantee deposit related to operating lease as of December 31, 2007 and 2006 is \1,875,230 thousand.
In addition, the Company entered into a lease agreement with Korea IT Industry Promotion Agency to move its office to Sangam-Dong and paid in advance ₩585,642 thousand out of a total contracted guarantee deposit of ₩1,171,283 thousand as of December 31, 2007.
Future lease payments under operating lease as of December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Less than one year	₩	2,198,578	₩	3,052,555
One year to five years		4,435,123		—

Total	₩	6,633,701	₩	3,052,555

The original term of the lease agreement with Meritz Fire and Marine Insurance Co., Ltd. is from December 5, 2005 to December 4, 2007, but the Company extended the agreement term until February 25, 2008.
The term of lease agreement with Korea IT Industry Promotion Agency is from February 1, 2008 to January 30, 2013. The Company used the expiration date of the lease agreement for calculating the remaining lease term and future lease payments.
Lease payments recognized in operations for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Rent	₩	3,451,527	₩	3,133,545

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
11.	Intangible Assets
Changes in intangible assets for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007
	Development
	costs		Software		Others		Total

Beginning balance	₩	6,180,938	₩	1,577,442	₩	107,972	₩	7,866,352
Acquisition		5,371,143		1,340,827		27,244		6,739,214
Amortization		(1,006,714)		(1,235,734)		(52,350)		(2,294,798)

Ending balance	₩	10,545,367	₩	1,682,535	₩	82,866	₩	12,310,768

Accumulated impairment	₩	(1,368,153)	₩	(113,333)	₩	(23,040)	₩	(1,504,526)

(in thousands of Korean Won)

	2006
	Development
	costs		Software		Others		Total

Beginning balance	₩	6,869,259	₩	2,374,536	₩	101,591	₩	9,345,386
Acquisition		1,130,362		1,056,587		91,523		2,278,472
Amortization		(467,071)		(1,740,348)		(62,102)		(2,269,521)
Impairment [1]		(1,351,612)		(113,333)		(23,040)		(1,487,985)

Ending balance	₩	6,180,938	₩	1,577,442	₩	107,972	₩	7,866,352

Accumulated impairment	₩	(1,368,153)	₩	(113,333)	₩	(23,040)	₩	(1,504,526)

[1]	The carrying value of the asset is reduced to its realizable value by recording an impairment loss due to technological obsolescence.
The amortization expenses of intangible assets for the years ended December 31, 2007 and 2006 are charged to the following accounts:
(in thousands of Korean Won)

	2007		2006

Cost of sales	₩	1,383,315	₩	1,139,166
Selling and administrative expenses		534,677		553,539
Development costs		218,699		9,543
Research and development expenses		158,107		567,273

	₩	2,294,798	₩	2,269,521

The Company recognized research and development cost amounting to ₩6,095,858 thousand (2006: ₩9,228,756 thousand) as an expense in 2007.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
12.	Accrued Severance Benefits
Changes in accrued severance benefits for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Beginning	₩	124,169	₩	24,457
Payments of severance benefits		—		—
Provision for the year		100,605		99,712

	₩	224,774	₩	124,169

On December 26, 2005, the Company entered into a defined contribution pension plan (the “Plan”) in accordance with Employee Retirement Benefit Security Act and has an agreement for a nonparticipating defined contribution insurance contract with Samsung Life Insurance. As a result, the Company paid the accrued severance benefits recorded as per the existing retirement allowance regulation as contributions in a lump sum and expenses the defined contributions based on the Plan from December 2005 and recorded them as retirement benefits.
For the employees and directors who are not covered by defined contribution pension plan, but are entitled to receive a lump-sum payment upon termination of their employment based on their length of service and rate of pay at the time of termination, the amount payable to them as of the balance sheet date is recorded as accrued severance benefits.
13.	Commitments and Contingencies
Commitments
The industry in which the Company operates is subject to a number of industry-specific risk factors, including, but not limited to, rapidly changing technologies; significant numbers of new entrants; dependence on key individuals; competition from similar products from larger companies; customer preferences; the need for the continued successful development, marketing, and selling of its products and services; and the need for positive cash flows from operations. The Company depends on one key product and has a limited operating history and as a result, the Company is subject to risks associated with early stage companies in new and rapidly evolving markets. Of the gross revenue in 2007, the Company generated 52% (2006: 44%) from GungHo Online Entertainment, Inc., a Japanese licensee, 7% (2006: 12%) from Soft-World International Corporation, a Taiwanese licensee, and 3% (2006: 7%) from Asiasoft International Co., Ltd., a Thai licensee.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
The Company has exclusive contracts with its licensees to distribute and sell online games and earns 15% to 40% of sales from the online games. Revenue for the years ended December 31, 2007 and 2006, from the licensees are as follows:
(in thousands of Korean Won)

		Revenue[1]
Country	Licensee	2007		2006

Japan	GungHo Online Entertainment, Inc.[2]	₩	17,366,632	₩	15,410,880
Taiwan and Hong Kong	Soft-World International Corporation		2,368,757		4,087,118
Thailand	AsiaSoft International Co., Ltd.		1,001,097		2,541,455
Philippines	Level up! Inc.		816,895		1,079,215
Others	Shanda/PT. Lyto Datrindo Fortuna and others		4,342,772		3,461,977

		₩	25,896,153	₩	26,580,645

[1]	These amounts include other revenue, such as character royalty which comes with the above contracts for exclusive rights amounting to ₩743,349 thousand for 2007 (2006 : ₩99,014 thousand).

[2]
Son Asset Management, the principal shareholder of the Company, is a related party of GungHo Online Entertainment. The trade accounts receivable due from GungHo Online Entertainment as of December 31, 2007 amount to ₩1,508,666 thousand (2006 : ₩37,838 thousand).

The Company entered into an agreement to invest the committed amount of ¥1,000,000,000 in “Online Game Revolution Fund No.1” in 2005. The Company invested ¥250,000,000 until 2006, and made an additional investment amounting to ¥420,000,000 on February 1, 2008.
Litigation
As of December 31, 2006, the Company and all the officers were defendants in class-action complaints related to violation of certain provision of the Federal Securities Laws in the United States District Court in the Southern District of New York. However, the Company paid ₩4,619,000 thousand to settle this case in 2007. The Company recognized this cost as a non-operating expense.
As of December 31, 2007, the Company is a defendant in two lawsuits claiming for damages. The aggregated claims amount to approximately ₩1,344 million. The outcome of these lawsuits cannot yet be determined and the ultimate financial impact cannot be estimated as of the audit report date.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
14.	Receipts from Former Chairman Representing Embezzled Funds
On January 23, 2006, the Company filed a suit against its former chairman and major shareholder, Mr. Jung Ryool Kim, for alleged malpractices and embezzlement. The Company and Mr. Jung Ryool Kim settled the suit and as a result, Mr. Kim paid ₩4,947,492 thousand which the Company recorded as non-operating income in 2006.
15.	Income Taxes
Income tax expense for the years ended December 31, 2007 and 2006 consists of the following:
(in thousands of Korean Won)

	2007		2006

Current income tax	₩	2,855,226	₩	3,375,928
Changes in deferred tax assets from temporary differences[1]		—		470,858
Changes in deferred tax assets from tax credits[2]		—		7,361,069
Income taxes reflected in the shareholders’ equity[3]		—		(18,352)

Income tax expense	₩	2,855,226	₩	11,189,503

[1]	Effect of temporary difference in income taxes

	2007		2006

Deferred tax assets from temporary differences at
End of year	₩	—	₩	—
Beginning of year		—		470,858

Changes	₩	—	₩	470,858

[2]	Effect of tax credit in income taxes

	2007		2006

Deferred tax assets from tax credit at
End of year	₩	—	₩	—
Beginning of year		—		7,361,069

Changes	₩	—	₩	7,361,069

[3]
The Company reflected the effect of deferred tax related to accounts directly added to shareholders’ equity in those accounts. There has been no tax effect to be directly reflected to the shareholders’ equity due to low realizability of deferred tax assets during 2007.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Reconciliation between loss for tax purposes and loss before income tax for the years ended December 31, 2007 and 2006 follows:
(in thousands of Korean Won)

	2007		2006

Loss before income taxes	₩	(24,703,747)	₩	(7,188,642)

Non-temporary differences
Meals and entertainment		179,737		222,085
Imputed interest		8,827		—
Compensation expenses associated with stock options		177,930		383,665
Negative capital adjustment from equity method investments		324,496		(125,605)
Long-term loans receivable		2,175,000		—
Others		364,928		15,655

		3,230,918		495,800

Temporary differences
Available-for-sale securities		10,075,687		—
Property and equipment		(76,079)		1,828,802
Intangible assets		(852,766)		2,023,506
Equity method investments		1,390,880		3,416,414
Accrued severance benefits		77,256		30,669
Accrued expenses		(256,852)		(1,567,071)
Long-term loans receivable		(1,990,000)		1,138,429
Invested assets		(776,700)		—
Others		55,313		(668,198)

		7,646,739		6,202,551

Loss for tax purposes	₩	(13,826,090)	₩	(490,291)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Details of temporary differences and changes in deferred tax assets for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

					2007
	Beginning		Change		Ending		Current		Noncurrent

Accrued income	₩	(466,688)	₩	262,511	₩	(204,177)	₩	(204,177)	₩	—
Property and equipment		813,127		(76,079)		737,048		245,683		491,365
Intangible assets		3,034,889		(837,765)		2,197,124		—		2,197,124
Equity method investments		6,193,955		1,390,880		7,584,835		—		7,584,835
Investment assets		776,700		(776,700)		—		—		—
Accrued expenses		770,000		(256,852)		513,148		513,148		—
Accrued severance benefits		80,049		77,256		157,305		—		157,305
Long-term loans receivable		1,990,000		(1,990,000)		—		—		—
Available-for-sale securities		—		10,075,687		10,075,687		—		10,075,687
Others		431,033		(207,200)		223,833		99,000		124,833

		13,623,065		7,661,738		21,284,803		653,654		20,631,149
Loss carryforwards		490,291		13,805,201		14,295,492		—		14,295,492

	₩	14,113,356	₩	21,466,939	₩	35,580,295	₩	653,654	₩	34,926,641

Deferred income tax assets from temporary differences	₩	3,854,950	₩	5,929,631	₩	9,784,581	₩	179,755	₩	9,604,826
Deferred income tax assets from tax credit		12,272,619		3,658,945		15,931,564		—		15,931,564
Deduction[4]		(16,127,569)		(9,588,576)		(25,716,145)		(179,755)		(25,536,390)

Deferred income tax assets	₩	—	₩	—	₩	—	₩	—	₩	—

[4]
To determine the realizability of deferred income tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and tax loss carryforwards, and other factors. Management periodically considers these factors in reaching its conclusion. Due to the uncertainty of future taxable income, the Company did not recognize the deferred income tax assets as of December 31, 2007.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
(in thousands of Korean won)

					2006
	Beginning		Change		Ending		Current		Noncurrent

Accrued income	₩	(590,427)	₩	123,739	₩	(466,688)	₩	(466,688)	₩	—
Property and equipment		(1,015,675)		1,828,802		813,127		286,042		527,085
Intangible assets		969,134		2,065,755		3,034,889		—		3,034,889
Equity method investments		2,181,739		4,012,216		6,193,955		—		6,193,955
Investment assets		776,700		—		776,700		—		776,700
Accrued expenses		2,337,071		(1,567,071)		770,000		770,000		—
Accrued severance benefits		—		80,049		80,049		—		80,049
Long-term loans receivable		851,571		1,138,429		1,990,000		—		1,990,000
Others		1,030,612		(599,579)		431,033		364,195		66,838

		6,540,725		7,082,340		13,623,065		953,549		12,669,516

Deferred tax effects reflected in the shareholders’ equity[5]		275,959		(275,959)		—
Loss carryforwards		—		490,291		490,291		—		490,291

	₩	6,816,684	₩	7,296,672	₩	14,113,356	₩	953,549	₩	13,159,807

Deferred income tax assets from temporary differences	₩	1,548,578	₩	2,306,372	₩	3,854,950	₩	236,003	₩	3,618,947
Deferred income tax assets from tax credit		7,361,069		4,911,550		12,272,619		—		12,272,619
Deduction[6]		(1,077,720)		(15,049,849)		(16,127,569)		(236,003)		(15,891,566)

Deferred income tax assets	₩	7,831,927	₩	(7,831,927)	₩	—	₩	—	₩	—

[5]	Decrease represents value of equity method investments.

[6]
Due to the uncertainty of the Company’s future taxable income, the Company’s management concluded that the Company will not realize all benefits from the loss carryforwards, tax credits and temporary differences.

Deferred income tax assets as of December 31, 2006, were calculated based on the rate of 24.75% applicable to 2007, and 27.50% for the amounts expected to be realized during the fiscal years 2008 and thereafter since the Company was entitled to a special tax exemption of 10% in corporate income tax rate by virtue of being a small and medium sized company up to 2006. Therefore, the Company applied a standard rate of 27.5% in the calculation of deferred tax assets as of December 31, 2007.
Calculation of the effective tax rate for 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Loss before income tax	₩	(24,703,747)	₩	(7,188,642)
Income tax expenses		2,855,226		11,189,503

Effective tax rate		(11.56%)		(155.66%)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
16.	Monetary Assets and Liabilities Denominated in Foreign Currencies
Monetary assets and liabilities denominated in foreign currencies as of December 31, 2007 and 2006 are summarized as follows:

	2007				2006
	Foreign		Korean Won		Foreign	Korean Won
	currency		(in thousands)		currency	(in thousands)

Assets
Cash and cash equivalents	US$	3,125,123.35	₩	2,931,991	10,785,410.91	₩	10,026,118
	JPY	170,744,435.00		1,422,864	847,511,298.00		6,626,098
	EUR	18,137.00		25,052	309,984.39		378,875

				4,379,907			17,031,091

Trade accounts receivable	US$	753,061.05		706,522	219,034.78		203,615
	JPY	169,784,265.70		1,414,863	11,329,865.20		88,580
	EUR	60,009.02		82,888	67,247.22		82,192
	AU$	99,762.59		82,090	98,306.95		72,204
	BRL	117,533.83		62,374	75,923.10		33,001
	CNY	—		—	6,297.98		759
	INR	84,335.00		2,013	297,387,872.00		30,601
	MXN	—		—	115,200.00		9,867
	IDR	254,317,504.00		25,406	—		—
	RUB	1,301,112.97		49,924	—		—
	VND	25,289,602.00		1,482	—		—
	PHP	8,097,137.05		184,372	3,373,755.32		63,933
	THB	2,979,778.00		93,356	3,482,056.00		91,578
	TW$	4,715,532.00		136,137	5,066,032.00		144,230

				2,841,427			820,560

Other accounts receivable	US$	16,731.88		15,698	—		—
	RUB	540,000.00		20,720	—		—

				36,418			—

Long-term loans receivable	US$	2,000,000.00		1,876,400	1,500,000.00		1,394,400

			₩	9,134,152		₩	19,246,051

Liabilities
Accounts payable	US$	1,078,711.20	₩	1,012,047	734,158.89	₩	682,474
	JPY	19,684,731.80		164,039	1,546,573.30		12,092
	SG$	17,590.83		11,415	—		—
	BRL	—		—	1,132.95		492

			₩	1,187,501		₩	695,058

The Company recognized gain on foreign currency translation of ₩56,868 thousand in 2007 (2006 : ₩56,020 thousand) and loss on foreign currency translation of ₩13,673 thousand in 2007 (2006 : ₩576,736 thousand) from the above foreign currency denominated assets and liabilities.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
17.	Capital Stock
The Company is authorized to issue a total of 40 million shares with a par value of ₩500 per share, in registered form, consisting of common shares and non-voting preferred shares. Of those authorized shares, the Company is authorized to issue up to 2 million non-voting preferred shares.
As of December 31, 2007, the Company had a total of 6,948,900 common shares issued and outstanding. All of the issued and outstanding shares are fully paid and are registered. No non-voting preferred shares were issued or outstanding.
Movements in common stock for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won, except number of shares)

	Number of shares		Paid in capital
	issued and	Common	in excess of
	outstanding	stock	par value

Balance, January 1, 2006	6,948,900	₩ 3,474,450	₩ 73,255,073
Balance, December 31, 2006	6,948,900	3,474,450	73,255,073

Balance, December 31, 2007	6,948,900	3,474,450	73,255,073

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
18.	Stock-Based Compensation
The Company may grant options to purchase the Company’s shares to the officers and employees who have contributed or are qualified to contribute to the Company’s founding, management, overseas business and technical innovation. As of December 31, 2007, the details of the Company’s stock options granted to the officers and employees are as follows:

Stocks to be issued by stock options	: Common stock
Grant method	: New issuance of common stock or treasury stock
Number of common shares to be issued in the exercise[1]	: 69,637 shares
Exercise price[2]	: ₩ 55,431 per share (6,750 shares) ₩ 45,431 per share (62,887 shares)
Grant date	: December 24, 2004
Authorization by	: Shareholders

[1]
During 2007, 30,668 out of 271,000 stock options granted to officers and employees on December 24, 2004 expired and the related amount of ₩596,508 thousand was reclassified to other capital surplus. In 2007, stock options of 22,365 (until 2006: 148,330) were cancelled due to the retirement of the officers and employees. The number of stock options outstanding as of December 31, 2007 is 69,637.

[2]
At the date of grant, the original exercise price for officers and employees were ₩80,000 and ₩70,000, respectively. In February 2005, in accordance with the terms of the stock options granted, the exercise prices for the outstanding options were adjusted to the IPO price for officers, and to the IPO price less ₩10,000 for employees.

Stock options can be exercised two years after the date of the stock option grant. The exercisable periods are as follows:

Exercisable period	Exercisable stock options

December 24, 2007 ~ December 23, 2008	33% (23,212 shares)
December 24, 2008 ~ December 23, 2009	33% (23,212 shares)
December 24, 2009 ~ December 23, 2010	34% (23,213 shares)

Total	100% (69,637 shares)

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Compensation costs recognized for the years ended December 31, 2007 and 2006, and future compensation costs to be recognized related to the above stock options are as follows:
(in thousands of Korean Won, except exercise price)

	Officer		Employee		Total

Excercise price per share	₩	55,431	₩	45,431

Compensation costs recognized until 2006	₩	128,256	₩	1,887,926	₩	2,016,182
Compensation costs recognized in 2007		46,074		131,856		177,930
Accumulated compensation costs recognized until 2007		174,330		2,019,782		2,194,112
Future compensation costs		42,413		432,314		474,727

Total compensation costs	₩	216,743	₩	2,452,096	₩	2,668,839

The fair value of the options was estimated by using the Black-Scholes option pricing model. Assumptions used to determine compensation costs under the fair value method are as follows:

Expected exercise period (in years)	2.5	3.5	4.5	5.5
Risk-free interest rate	3.43%	3.43%	3.66%	3.66%
Volatility of the underlying stock price	40.3%	53.1%	59.1%	57.7%
Expected dividend rate [1]	0.0%	0.0%	0.0%	0.0%

[1]	0% was assumed due to uncertainty of the dividend plan.
As permitted by the Korean Accounting Standards, the Interpretation No. 39-35, Accounting for Stock Compensation, the Company recalculated the compensation costs with the amended assumption, risk-free rate and volatility of the underlying stock price based on the NASDAQ initial public offering in the United States.

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
19.	Selling and Administrative Expenses
Selling and administrative expenses for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Advertising expenses	₩	6,123,787	₩	3,372,593
Research and development expenses		6,095,858		9,228,756
Salaries		6,088,721		6,948,970
Commissions		4,029,913		4,985,288
Rent		2,239,653		2,157,061
Employee benefits		1,326,852		1,155,933
Depreciation		1,045,753		829,694
Provision for severance benefits		565,813		586,103
Amortization		534,677		553,539
Transportation expenses		522,199		637,959
Taxes and dues		445,017		960,268
Insurance premium		274,412		275,389
Stock-based compensation expense		84,129		131,749
Freights		9,345		11,650
Miscellaneous		574,264		787,678

	₩	29,960,393	₩	32,622,630

20.	Value Added Information
Details of accounts included in the computation of value added for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Salaries	₩	17,944,239	₩	17,091,575
Provision for severance benefits		1,521,521		1,415,990
Employee benefits		2,231,497		1,644,343
Rent		3,451,527		3,133,545
Depreciation		2,748,637		3,093,007
Amortization		2,294,798		2,269,521
Taxes and dues		936,219		1,352,632

	₩	31,128,438	₩	30,000,613

21.	Comprehensive Income
(in thousands of Korean Won)

	2007		2006

Net loss	₩	(27,558,973)	₩	(18,378,145)
Other comprehensive income and expense
Unrealized loss on available-for-sale securities		—		(1,120)
Net accumulated comprehensive income of equity method investees		198,212		7,761
Net accumulated comprehensive expense of equity method investees		126,283		(133,365)

Comprehensive loss	₩	(27,234,478)	₩	(18,504,869)

22.	Loss per Share
Basic loss per share is computed by dividing net loss allocated to common stock by the weighted average number of common shares outstanding during the year. Basic loss per share is computed by dividing net loss allocated to common stock, which is net of income taxes, by the weighted average number of common shares outstanding during the year.
Weighted Average Number of Common Shares Outstanding
The weighted average number of common shares outstanding for the years ended December 31, 2007 and 2006 are calculated as follows:

			Number of	Weighted average
	Number		Days	number of shares
Common stock	of Shares	Period	outstanding	2007	2006

During 2006	6,948,900	2006. 1. 1~
		2006.12.31	365	—	2,536,348,500
During 2007	6,948,900	2007. 1. 1~
		2007.12.31	365	2,536,348,500	—

				2,536,348,500	2,536,348,500

Weighted average number	:	2007 :	2,536,348,500 ÷	365 =	6,948,900 shares
of common shares outstanding		2006 :	2,536,348,500 ÷	365 =	6,948,900 shares

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
Basic Loss per share
Basic loss per share for the years ended December 31, 2007 and 2006 are calculated as follows:
(in Korean Won)

	2007		2006

Net loss	₩	(27,558,972,885)	₩	(18,378,144,343)
Weighted average number of shares issued and outstanding		6,948,900		6,948,900

Basic loss per share	₩	(3,966)	₩	(2,645)

23.	Supplemental Non-cash Transactions
Significant transactions not affecting cash flows for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Write-off of long-term loans receivable	₩	2,157,226	₩	—
Reclassification of stock options to other capital surplus		596,508		—
Reclassification of land and buildings to investment assets		—		50,000
Increase in asset retirement obligation		99,000		—
Reclassification of advanced payments to available-for-sale securities		—		896,000
Reclassification of advanced payments to software		359,291		—
Reclassification of advanced payments to other intangible assets		27,244		91,523

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
24.	Related Party Transactions
Details of the parents and subsidiaries are as follows :

Entity
Parent company	Son Asset management, LLC

Subsidiaries	Gravity Interactive, Inc.
Gravity CIS Co., Ltd.[1]
Gravity EU SASU
Gravity Middle East & Africa FZ-LLC[2]
Gravity RUS Co., Ltd.[3]
NeoCyon, Inc.
L5 Games Inc.[4]

[1]	Gravity CIS Co., Ltd. became a subsidiary of Gravity RUS Co., Ltd. after controlling interest in Gravity CIS Co., Ltd. was transferred from the Company to Gravity RUS Co., Ltd. in December 2007.

[2]	Gravity Middle East & Africa FZ-LLC was founded during 2007 and became a related party of the Company.

[3]	Gravity RUS Co., Ltd. was founded in 2007 and became a related party of the Company.

[4]	L5 Games Inc. was founded by Gravity Interactive, Inc. in 2007 and became a related party of the Company.
Significant transactions, which occurred in the ordinary course of business with related companies for the years ended December 31, 2007 and 2006, and the related account balances outstanding as of December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	Sales				Purchase
	2007		2006		2007		2006

Gravity Interactive, Inc.	₩	342,211	₩	405,997	₩	—	₩	—
Gravity Entertainment Corp.		1,825		—		—		—
Gravity CIS Co., Ltd.		376,549		61,887		—		—
Gravity EU SASU		93,234		—		—		—
Gravity RUS Co., Ltd.		20,720		—		—		—
TriggerSoft Corp.		144,382		245,874		172,026		298,004
NeoCyon, Inc.		878,324		47,038		742,961		12,592

Total	₩	1,857,245	₩	760,796	₩	914,987	₩	310,596

GRAVITY Co., Ltd.
Notes to Non-Consolidated Financial Statements
Years Ended December 31, 2007 and 2006
(in thousands of Korean Won)

	Receivables				Payables
	2007		2006		2007		2006

Gravity Interactive, Inc.	₩	28,614	₩	23,730	₩	—	₩	1,979
Gravity Entertainment Corp.		—		—		506,535		501,977
Gravity CIS Co., Ltd.		2,081,448		1,415,489		194,015		208,045
Gravity EU SASU		48,620		—		54,974		30,930
Gravity Middle East & Africa FZ-LLC		—		—		20,012		—
Gravity RUS Co., Ltd.		20,720		—		—		—
TriggerSoft Corp.		—		2,135,595		—		110,083
NeoCyon, Inc.		209,929		57,038		451,473		—

Total	₩	2,389,331	₩	3,631,852	₩	1,227,009	₩	853,014

Loans granted by the Company to the related parties for the year ended December 31, 2007 are as follows:
(in thousands of Korean Won)

									Allowance	Bad debt
	Beginning		Increase		Decrease		Ending		for bad debt	expense

Gravity CIS Co., Ltd.[1]	₩	1,394,400	₩	482,000	₩	—	₩	1,876,400	₩ (714,969)	₩	199,161
TriggerSoft Corp.[2]		1,990,000		185,000		2,175,000		—	—		185,000

Total	₩	3,384,400	₩	667,000	₩	2,175,000	₩	1,876,400	₩ (714,969)	₩	384,161

[1]	The Company recognized bad debt expenses as loss from equity method investments.

[2]
The Company has recognized bad debt expenses as other bad debt expense. During 2007, the Company wrote off the long-term loans receivable amounting to ₩2,157,226 thousand upon liquidation of TriggerSoft Corp., except for ₩17,774 thousand which was offset against the accounts payable due to TriggerSoft Corp.

Details of the compensation for key management for the years ended December 31, 2007 and 2006 are as follows:
(in thousands of Korean Won)

	2007		2006

Salaries	₩	466,981	₩	546,489
Severance benefits		100,605		99,712
For the year ended December 31, 2007, the limit of key management compensation is ₩1,400,000 thousand.

Report of Independent Accountants’
Review of Internal Accounting Control System
To the President of
GRAVITY Co., Ltd.
We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of GRAVITY Co., Ltd. (the “Company”) as of December 31, 2007. The Company’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Company states that “We have determined that the Company’s IACS has not been effectively designed and is not operating as of December 31, 2007, in all material respects, in accordance with the IACS standards”.
Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. The purpose of this review is to obtain an understanding of a company’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.
A company’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. The following material weakness has been included in the management’s report referred to above.
(1) The lack of monitoring control in the outsourced IT functions.
Based on our review on the management’s report on the operations of the IACS, no other material weakness has come to our attention other than the material weakness described in the preceding paragraph and the management’s report referred to above.

Our review is based on the Company’s IACS as of December 31, 2007, and we did not review management’s assessment of its IACS subsequent to December 31, 2007. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.
Samil PricewaterhouseCoopers
March 12, 2008
Notice to Readers
This report is annexed in relation to the audit of the financial statements as of and for the year ended December 31, 2007, and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Stock Companies of the Republic of Korea.

Internal Accounting Control Officer’s
Report on the Operations of the Internal Accounting Control System
To the Board of Directors and Audit Committee of GRAVITY Co., Ltd.
The Internal Accounting Control Officer (“IACO”) of GRAVITY Co., Ltd. (the “Company”), assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2007.
The Company’s management, including the IACO, is responsible for the IACS design and operations. The IACO applied the IACS standards and assessed whether the IACS has been effectively designed and is operating to: (i) prevent and detect any error or fraud which may cause any misstatement of the financial statements, and (ii) improve the reliability of financial reporting and the preparation of financial statements for external purposes.
We have determined that the Company’s IACS has not been effectively designed and is not operating as of December 31, 2007, in all material respects, in accordance with the IACS standards, due to the lack of monitoring control in the outsourced IT functions. The Company is planning to implement and operate stronger monitoring controls in 2008 to remediate this material weakness.
March 11, 2008

Jonathan J. Lee, Internal Accounting Control Officer

Il Young Ryu, Chief Executive Officer